Exhibit 99.1
Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
Kinross Gold Corporation (“Kinross” or the “Company”)
52nd Floor, 40 King St. West
Toronto, ON M5H 3Y2

Item 2.	Date of Material Change
March 6, 2007

Item 3.	News Release
A news release was issued by Kinross in Toronto on March 6, 2007 with respect to the material change.

Item 4.	Summary of Material Change
The Company announced that its wholly-owned subsidiary, EastWest Gold Corporation, will redeem its convertible notes.

Item 5.	Full Description of Material Change

On March 6, 2007 - Kinross announced that its wholly-owned subsidiary, EastWest Gold Corporation (formerly Bema Gold Corporation), gave notice to the holders of its U.S. $70 million 3.25% convertible notes due February 25, 2007 (the “Notes”) that it will redeem the Notes on April 12, 2007 (the “Redemption Date”) at their principal amount together with accrued but unpaid interest to the Redemption Date. Pursuant to the terms of the Notes, holders may convert their Notes into common shares of Kinross plus cash in accordance with the trust deed creating the Notes, as supplemented, on or before the close of business on April 2, 2007.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7.	Omitted Information
N/A

Item 8.	Executive Officer
Ms. Shelley M. Riley
Vice President, Administration and Corporate Secretary
Telephone: (416) 365-5198
Facsimile: (416) 365-0237

Item 9.	Date of Report
March 14, 2007